

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 14, 2018

<u>Via E-mail</u>
Tairan Guo
Chief Financial Officer
SPI Energy Co., Ltd.
Suite 2703, 27/F, China Resources Building
26 Harbour Road, Wan Chai
Hong Kong SAR, China

> **Re:** **SPI Energy Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed October 27, 2017**
> **File No. 001-37678**

Dear Mr. Guo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Giovanni Caruso
        Loeb & Loeb LLP